Exhibit 99.3

Stolt Offshore S.A.                                            [Graphic Omitted]

A subsidiary of        C/o Stolt Offshore M.S. Limited     Tel: + 44 1932 773700
Stolt-Nielsen S.A.     Dolphin House                       Fax: + 44 1932 773701
                       Windmill Road                       www.stoltoffshore.com
                       Sunbury-on-Thames
                       Middlesex,  TW16 7HT
                       England


NEWS RELEASE

                                    Contact:    Julian Thomson
                                                US  +1 877 603 0267 (toll free)
                                                UK  +44 1224 718436
                                                julian.thomson@stoltoffshore.com


                          STOLT OFFSHORE S.A. ANNOUNCES
                     APPOINTMENT OF CHIEF FINANCIAL OFFICER

London, England - February 24, 2003 - Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO) today announced that Mr Stuart Jackson had been appointed as Chief Financial Officer. He will start with the Company on April 22, 2003.

Stuart Jackson is a graduate Chartered Management Accountant with 19 years energy sector experience including 11 years in the oil and gas industry. He joined Marathon Oil in London in 1983 as a financial analyst before moving to LASMO in 1985 where he held various financial management positions in London, the Far East and North Africa. In 1995 he joined Humber Power, an independent power generation company, as Commercial and Finance Director and Deputy General Manager for operations in London and Lincolnshire. In 2000 he joined NRG Energy, a NYSE listed power generation company, as Executive Director, Asset Management and Trading. He was appointed Executive Director, Business Development in 2001 and Vice President and Managing Director in 2002.

Niels G. Stolt-Nielsen, Interim Chief Executive Officer of Stolt Offshore said, "Stuart Jackson has wide international experience including corporate finance, treasury, project management, project control, investor relations and information technology. I am very pleased to welcome him to the position of Chief Financial Officer."

Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

This news release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995 including, but not limited to information relating to our backlog and future results. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F/A for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the SEC.

                                   -end text-